





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mogul Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10780 Santa Monica Blvd, Suite 140
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jilliene Helman 310-907-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jilliene Helman _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Mogul Securities, LLC _____ , as

of December _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None _____

_____

_____



_____
Signature

CEO

_____
Title

BEHROOZ YASHAREL, NOTARY PUBLIC

_____
Notary Public

BEHROOZ YASHAREL
COMM # 2234322
LOS ANGELES COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
MARCH 16, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOGUL SECURITIES, LLC

FINANCIAL STATEMENTS
December 31, 2019

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document

MOGUL SECURITIES, LLC
FINANCIAL STATEMENTS
December 31, 2019

CONTENTS

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Mogul Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mogul Securities, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Mogul Securities, LLC as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mogul Securities, LLC's management. Our responsibility is to express an opinion on Mogul Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mogul Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 10 has been subjected to audit procedures performed in conjunction with the audit of Mogul Securities, LLC's financial statements. The supplemental information is the responsibility of Mogul Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Mogul Securities, LLC's auditor since 2019.

Sugar Land, Texas

Feb 28, 2020

MOGUL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS	
Cash	$ 88,909
Referral Fees Receivable	400,003
Total assets	$ 488,912
LIABILITIES AND MEMBERSHIP CAPITAL	
Accounts payable	$ 625
Accrued expenses	11,056
Payable to related party	3,418
Total liabilities	15,099
Membership capital	473,813
Total liabilities and membership capital	$ 488,912

See accompanying notes to financial statements

MOGUL SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUE	
Referral Fees	$ 1,370,821
Total revenue	1,370,821
EXPENSES	
Salaries and related benefits	$ 24,973
Occupancy	11,220
Insurance	3,166
Professional fees	19,043
Other expenses	7,768
Total expenses	66,170
Net income	$ 1,304,651

See accompanying notes to financial statements

MOGUL SECURITIES, LLC
STATEMENT OF MEMBERSHIP CAPITAL
For the Year Ended December 31, 2019

Balance at January 1, 2019	$	31,233
Net income		1,304,651
Capital Contribution		(862,070)
Balance at December 31, 2019	$	473,813

MOGUL SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net gain	$	1,304,651
Adjustments to reconcile net income to cash used in operating activities		
Change in accounts receivable		(400,003)
Change in prepaid expenses		-
Change in accounts payable and accrued expenses		6,156
Change in payables to related parties		(15,161)
Change in owner contribution		(862,070)
Net cash from operating activities		33,573
Cash flow from investing activities		-
Cash flow from financing activities		-
Net change in cash and cash equivalents		33,573
Cash and cash equivalents at beginning of year		56,336
Cash and cash equivalents at end of year	$	88,909

NOTE 1 – NATURE OF OPERATIONS

Mogul Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Realty Mogul, Co. (the "Parent"). The Company, organized in June 2014 as a Delaware limited liability company that is registered to do business in California, was granted FINRA approval to operate as a broker-dealer on December 10, 2015. In the future, the Company expects to offer securities that are offered on its Parent's online marketplace for real estate investing. However, since the Company's inception, its Parent offered securities under a third-party broker-dealer and therefore the Company has not been active in terms of securities offerings.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Income Taxes: The Company is a wholly owned subsidiary of Realty Mogul, Co. and is included in the Parent's consolidated federal income tax return. The Company is subject to state tax return filing requirements, the California LLC fee and the California annual LLC tax. For the year ended December 31, 2019 there was no income tax expense allocated to the operations of the Company.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. Not meeting the "more likely than not" test results in no tax benefit being recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. To date, no interest or penalties have been levied against the Company for tax matters.

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is charged by the Parent for certain expense allocations, including the cost of office space, insurance, management and compliance support, and other filing and operating expenses. Additionally, the Parent may from time to time provide the Company with funds for operating purposes and has committed to do so through February 28, 2020.

As of December 31, 2019, the Company owed the Parent $3,418. Such amount is non-interest bearing and payable upon demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

During the ordinary course of business, the Company may become a party to claims and legal actions for which loss contingencies may arise. Loss contingencies are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. As of December 31, 2019, management does not believe there are such matters that will have a material effect on the financial statements.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. At December 31, 2019, the Company had net capital of $73,810, which was $68,810 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.20:1.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

NOTE 6 – REVENUE RECOGNITION

The Company generates revenue exclusively through the Referral Agreement with North Capital Private Securities Corporation ("NCPS"). The Company and NCPS are both registered with the Securities and Exchange Commission ("SEC") and are members of the Financial Industry Regulatory Authority ("FINRA"). Pursuant to the above-mentioned Referral Agreement, the Company refers to NCPS issuers who intend to conduct private placement offerings. In the event that NCPS is engaged by a referred issuer to serve as its placement agent, NCPS pays a Referral Fee to the Company. Such Referral Fee is equal to the gross cash revenues received by NCPS as a result of the referred offering, less 10% (NCPS share), less commissions paid by NCPS to representatives.

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standard on its financial statement and has not identified any material changes in the timing of revenue recognition.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 28, 2020. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2019

MOGUL SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2019

Total membership capital from Statement of Financial Condition	$	473,813
Non-allowable assets		
Accounts receivable		(400,003)
Total non-allowable assets		(400,003)
Net capital	$	73,810
Aggregate indebtedness		
Payables and accrued expense	$	15,099
Computation of basic net capital requirement		
Minimum net capital required		
(greater of $5,000 or 6-2/3 % of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	68,810
Ratio of aggregate indebtedness to net capital		0.20:1

Statement pursuant to paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2019 filed on January 21, 2020.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mogul Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mogul Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mogul Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Mogul Securities, LLC stated that Mogul Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mogul Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mogul Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 28, 2020

Mogul Securities, LLC
Exemption Report
For Fiscal Year Ended December 31, 2019

Mogul Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17 a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i); and

(2)   The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the Company's most recent fiscal year ending on December 31, 2019 without exception.

I, Jilliene Helman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO